June 29, 2017	Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 United States Tel +1 212 318 3000 Fax +1 212 318 3400 nortonrosefulbright.com

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Randgold Resources Limited
Form 20-F for the Year Ended December 31, 2016
Filed March 28, 2017
File No. 000-49888

Ladies and Gentlemen:

On behalf of Randgold Resources Limited (the “Company”), we acknowledge receipt by the Company of the letter dated June 19, 2017 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of the Company.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within 10 business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for an extension that was granted by Angela Lumley of the Staff in a phone conversation with the undersigned on June 28, 2017. The Staff informed us that the Company’s response is due on July 18, 2017. The Company intends to formally respond to the Commission on or before July 18, 2017.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 318-3092 with any questions you may have.

Very truly yours,

/s/ Steven Suzzan

Steven Suzzan

cc:	Rufus Decker, Accounting Branch Chief
Angela Lumley
D. Mark Bristow, Randgold Resources Limited
Graham P. Shuttleworth, Randgold Resources Limited

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